October 12, 2018

Peter Mitchell
Senior Vice President and Chief Financial Officer
Coeur Mining, Inc.
104 S. Michigan Ave. Suite 900
Chicago, IL 60603

       Re: Coeur Mining, Inc.
           Form 10-K
           Filed February 7, 2018
           File No. 001-08641

Dear Mr. Mitchell:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

FORM 10-K

Proven and Probable Reserves, page 30

1. Mineralized materials are disclosed for your Silvertip property. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the quantity and quality of your mineralized materials, as required by Industry
      Guide 7(c). The information requested includes, but is not limited to:

          Property and geologic maps

          Description of your sampling and assaying procedures

          Drill-hole maps showing drill intercepts
 Peter Mitchell
FirstName LastNamePeter Mitchell
Coeur Mining, Inc.
Comapany NameCoeur Mining, Inc.
October 12, 2018
October 12, 2018 Page 2
Page 2
FirstName LastName


             Representative geologic cross-sections and drill logs

             Description and examples of your cut-off calculation procedures

             Cutoff grades used for each category of your reserves and resources

             Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

             A detailed description of your procedures for estimating reserves

             Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

             A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

         To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

         In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the
         Exchange Act.

         If there are any questions concerning the above request, please phone Mr. George K.
         Schuler, Mining Engineer at (202) 551-3718.

Mineralized Material, page 32

2. We note your disclosure of mineralized materials, which appear to be the sum of your measured, indicated, and inferred resources as indicated by a comparison of your filing to your website and technical reports. Mineralized material does not include the tonnage and grade estimated by using geologic inference, which are sometimes classed as "inferred" or
         "possible" by some evaluators. Please restate your mineralized materials without the inferred resources.
 Peter Mitchell
Coeur Mining, Inc.
October 12, 2018
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact George K. Schuler at (202) 551-3718 or Pam Howell at
(202) 551-3357
with any questions.



                                                          Sincerely,
FirstName LastNamePeter Mitchell
                                                          Division of
Corporation Finance
Comapany NameCoeur Mining, Inc.
                                                          Office of Beverages,
Apparel and
October 12, 2018 Page 3                                   Mining
FirstName LastName